Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2022

Tuya Inc. (“Tuya” or the “Company”, Hong Kong stock code: 2391 and NYSE symbol: TUYA), a global leading internet-of-things (“IoT”) cloud development platform, today announced the unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2022 (the “Reporting Period”).

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

•	Total revenue was US$117.9 million, down approximately 16.7% year over year (the six months ended June 30, 2021: US$141.5 million).

•	IoT platform-as-a-service (“PaaS”) revenue was US$89.4 million, down approximately 29.5% year over year (the six months ended June 30, 2021: US$126.7 million).

•	Software-as-a-service (“SaaS”) and other revenue was US$12.9 million, up approximately 127.6% year over year (the six months ended June 30, 2021: US$5.7 million).

•	Overall gross margin for the six months ended June 30, 2022 increased to 42.1%, up 0.4 percentage points year over year (the six months ended June 30, 2021: 41.7%). Gross margin of IoT PaaS for the six months ended June 30, 2022 increased to 42.4%, up 0.3 percentage points year over year (the six months ended June 30, 2021: 42.1%).

•	Operating margin for the six months ended June 30, 2022 was negative 80.5%, down 22.0 percentage points year over year (the six months ended June 30, 2021: negative 58.5%). Non-GAAP operating margin for the six months ended June 30, 2022 was negative 51.0%, down 15.0 percentage points year over year (the six months ended June 30, 2021: negative 36.0%).

•	Total cash, cash equivalents, and short-term investments were US$951.5 million as of June 30, 2022 compared to US$1.07 billion as of December 31, 2021.

•	Shares repurchased in the form of ADSs for the six months ended June 30, 2022 were approximately US$55.0 million, representing approximately 27.5% of the US$200 million authorization announced pursuant to the share repurchase program announced on August 30, 2021.

*            For identification purpose only

1

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

•	IoT PaaS Customers[1] for the six months ended June 30, 2022 were approximately 3,800 (the six months ended June 30, 2021: 3,300). Total customers for the six months ended June 30, 2022 were approximately 5,650 (the six months ended June 30, 2021: 4,800).

•	Premium IoT PaaS customers[2] for the trailing 12 months ended June 30, 2022 were 267 (the trailing 12 months ended June 30, 2021: 285). In the six months ended June 30, 2022, the Group’s premium IoT PaaS customers contributed approximately 83.8% (the six months ended June 30, 2021: 87.8%) of IoT PaaS revenue.

•	Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended June 30, 2022 was 84% (the trailing 12 months ended June 30, 2021: 211%).

•	Registered IoT device and software developers, or registered developers, were over 629,000 as of June 30, 2022, up 23.3% from approximately 510,000 developers as of December 31, 2021.

1.	The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.	The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.	The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

RECENT DEVELOPMENT

Dual-primary Listing in Hong Kong

On July 5, 2022, Hong Kong Time (July 4, 2022, U.S. Eastern Time) (the “Listing Date”), Tuya successfully completed the dual primary listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2391” and the stock short name is “TUYA-W” (the “Listing”). The Company issued 7,300,000 Class A ordinary shares in the global offering (no Class A ordinary shares issued during the stabilization period in connection with the global offering), and totally 578,546,560 ordinary shares were in issue immediately upon the Listing and after the end of stabilization period. Net proceeds from the global offering, after deducting underwriting commissions, fees and estimated expenses payable by the Company in connection with the global offering, were approximately HK$70.0 million, which will be used in the manner as disclosed in the prospectus (the “Prospectus”) of the Company published on the website of the Hong Kong Stock Exchange on June 22, 2022. The Company’s American Depositary Share (“ADS”) continue to be listed and traded on the New York Stock Exchange.

2

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

Revenue

Total revenue in the six months ended June 30, 2022 decreased by 16.7% to US$117.9 million from US$141.5 million in the same period of 2021, mainly due to the decrease in IoT PaaS revenue, partially offset by the increases in smart device distribution revenue, as well as the increase in SaaS and other revenue which has maintained a year-over-year growth rate of over 110% for ten consecutive quarters.

•	IoT PaaS revenue in the six months ended June 30, 2022 decreased by 29.5% to US$89.4 million from US$126.7 million in the same period of 2021, primarily because the Group’s customers have become more prudent and conservative in their purchases as the increasing inflation globally, especially in North America and Europe, resulted in weakened consumer spending. The continuous high inflation has also aggravated the mismatch in supply and demand in consumer discretionary sector, causing heavy inventory backlog issues in the supply chain. The decrease was also due to the preventive measures taken across multiple regions in China against new waves of COVID-19 in the first half of 2022, which has affected the Group’s selling and operating activities and the delivery and acceptance by customers of the Group’s products. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended June 30, 2022 decreased to 84% compared to previous periods.

•	SaaS and others revenue in the six months ended June 30, 2022 increased by 127.6% to US$12.9 million from US$5.7 million in the same period of 2021, sustaining a robust growth momentum. The growth was mainly driven by (i) an increase in revenues from the Industry SaaS business resulting from the acquisition of new customers and expanded usage of Industry SaaS by existing customers, and (ii) an increase in revenues from the value-added services that we offer to customers.

•	Smart device distribution revenue in the six months ended June 30, 2022 increased by 70.3% to US$15.6 million from US$9.1 million in the same period of 2021. The Group offers smart device distribution mainly to save customers – primarily brands, system integrators and industry operators who demand and purchase finished smart devices – from dealing with multiple original equipment manufacturers (“OEMs”). Changes in the Group’s smart distribution revenues between periods are primarily due to the varying timing and amounts of customer demands and purchases.

3

Cost of revenue

Cost of revenue in the six months ended June 30, 2022 decreased by 17.2% to US$68.3 million from US$82.4 million in the same period of 2021, in line with the decrease in total revenue.

Gross profit and gross margin

Total gross profit in the six months ended June 30, 2022 decreased by 16.1% to US$49.6 million from US$59.1 million in the same period of 2021 and gross margin increased to 42.1% in the six months ended June 30, 2022 from 41.7% in the same period of 2021.

•	IoT PaaS gross margin in the six months ended June 30, 2022 was 42.4%, up 0.3 percentage points compared to 42.1% in the same period of 2021, primarily due to the Group’s effective implementation of its business management and efficiency improvement initiatives.

•	SaaS and others gross margin in the six months ended June 30, 2022 was 78.1%, compared to 75.1% in the same period of 2021.

•	Smart device distribution gross margin in the six months ended June 30, 2022 was 10.3%, compared to 15.9% in the same period of 2021.

Operating expenses

Operating expenses increased by 1.9% to US$144.5 million in the six months ended June 30, 2022 from US$141.9 million in the same period of 2021. Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses, slightly decreased by 0.3% to US$109.7 million in the six months ended June 30, 2022 from US$110.1 million in the same period of 2021. Share-based compensation expenses in the six months ended June 30, 2022 were US$34.8 million, compared to US$31.8 million in the same period of 2021.

•	Research and development expenses in the six months ended June 30, 2022 were US$84.8 million, up 9.6% from US$77.4 million in the same period of 2021, primarily because of the one-off additional headcount optimization costs incurred due to the strategic restructuring and streamlining of the Group’s research and development team to drive operational efficiency and strike a balance between business growth and time-to-profitability. The Group’s total salaried research and development headcount as of June 30, 2022 was down 31.6% to 1,756, compared to that as of June 30, 2021.

•	Sales and marketing expenses in the six months ended June 30, 2022 were US$30.3 million, down 15.3% from US$35.8 million in the same period of 2021, primarily because of (i) the strategic streamlining of sales and marketing team, and (ii) the decrease in marketing spending due to the recurrence of the COVID-19 outbreak and the Group’s efforts to control expenditure and improve sales and marketing efficiency.

•	General and administrative expenses in the six months ended June 30, 2022 were US$35.2 million, up 8.7% from US$32.4 million in the same period of 2021, primarily due to the increase in share-based compensation expenses from US$21.4 million to US$23.7 million.

•	Other operating incomes in the six months ended June 30, 2022 were US$5.8 million, primarily due to the receipt of software value-added tax (“VAT”) refund and various general subsidies for enterprises.

4

Loss from operations and operating margin

Loss from operations in the six months ended June 30, 2022 was US$94.9 million, compared to US$82.8 million in the same period of 2021. Non-GAAP loss from operations in the six months ended June 30, 2022 was US$60.1 million, compared to US$51.0 million in the same period of 2021.

Operating margin in the six months ended June 30, 2022 was negative 80.5%, down 22.0 percentage points from negative 58.5% in the same period of 2021. Non-GAAP operating margin in the six months ended June 30, 2022 was negative 51.0%, down 15.0 percentage points from negative 36.0% in the same period of 2021. The changes in the operating margins were mainly attributed to the greater decline in total revenue despite that the operating expenses were relatively stable in scale and the non-GAAP operating expenses slightly decreased.

Net loss and net margin

Net loss in the six months ended June 30, 2022 was US$90.8 million, compared to US$78.7 million in the same period of 2021. Non-GAAP net loss in the six months ended June 30, 2022 was US$56.0 million, compared to US$46.9 million in the same period of 2021.

Net margin in the six months ended June 30, 2022 was negative 77.1%, down 21.5 percentage points from negative 55.6% in the same period of 2021. Non-GAAP net margin in the six months ended June 30, 2022 was negative 47.5%, down 14.4 percentage points from negative 33.1% in the same period of 2021.

Basic and diluted net loss per ADS

Basic and diluted net loss per ADS in the six months ended June 30, 2022 were US$0.16, compared to US$0.19 in the same period of 2021. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP basic and diluted net loss per ADS in the six months ended June 30, 2022 were US$0.10, compared to US$0.11 in the same period of 2021.

Cash and cash equivalents, and short-term investments

Cash and cash equivalents, and short-term investments were US$951.5 million as of June 30, 2022, which the Group believes is sufficient to meet its liquidity and working capital needs.

Net Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was US$57.0 million, or 48.3% of total revenue, compared to US$26.8 million of net cash used in operating activities, or 19.0% of total revenue in the same period of 2021. The increase in net cash used in operating activities was mainly due to the increase in operating expenses, particularly employee related costs in the first quarter of 2022, and working capital changes in the ordinary course of business. The Group’s net cash generated in operating activities in the second quarter of 2022 was US$0.4 million, compared to a US$57.4 million of net cash used in operating activities in the first quarter of 2022.

5

BUSINESS REVIEW AND OUTLOOK

Business review

IoT PaaS Customers for the six months ended June 30, 2022 were approximately 3,800. Total customers for the six months ended June 30, 2022 were approximately 5,650. The Company defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

Premium IoT PaaS customers for the trailing 12 months ended June 30, 2022 were 267. In the six months ended June 30, 2022, the Group’s premium IoT PaaS customers contributed approximately 83.8% of IoT PaaS revenue. The Company defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

DBNER of IoT PaaS for the trailing 12 months ended June 30, 2022 was 84%. The Company calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered IoT device and software developers, or registered developers, were over 629,000 as of June 30, 2022, up 23.3% from approximately 510,000 developers as of December 31, 2021.

Outlook

The global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges in the second half of 2022, including, among other things, a decline or weakness in general economic conditions, global high inflation, inventory backlog experienced by players such as smart device manufacturers, brands and retail channels in the supply chain, fluctuations in foreign exchange rates, geopolitical tensions and conflicts, and competitions brought by technology iteration to the IoT industry. Despite these challenges, the Group remains confident in its long-term growth prospects and stays committed to iterating its products and services, further enhancing its software and embedded hardware capabilities, expanding its customer base, diversifying revenue streams, and further optimizing operating efficiency.

6

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$90.8 million and US$78.7 million for the six months ended June 30, 2022 and 2021, respectively. Accumulated deficit amounted to US$458.7 million as of June 30, 2022. Net cash used in operating activities was approximately US$57.0 million and US$26.8 million for the six months ended June 30, 2022 and 2021, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on NYSE and the exercise of the over-allotment option by underwriters, the Company received the net proceeds, after deducting the underwriting discounts and commissions, fees and estimated offering expenses, of US$904.7 million. On July 5, 2022, the Class A ordinary share of the Company was listed on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 7,300,000 new Class A ordinary shares of the Company were issued and allotted at the offer price of HK$19.3 per Class A ordinary share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, with no over- allotment option exercised, were approximately HK$70.0 million.

As of June 30, 2022, the balance of cash and cash equivalents and short-term investments was US$951.5 million (as of December 31, 2021: US$1,066.1 million).

2.	Interest-bearing bank and other borrowings

As of June 30, 2022, the Group did not have any interest-bearing bank and other borrowings.

3.	Pledge of assets

As of June 30, 2022, the Group did not have any pledge of assets.

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2022, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2021: nil).

7

5.	Material investments

For the six months ended June 30, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2022) except for time deposits of US$349.0 million presented as short-term investment. As of June 30, 2022, the Group did not have other plans for material investments and capital assets.

6.	Capital expenditure commitments

As of June 30, 2022, the Group did not have any capital expenditure commitments.

7.	Contingent liabilities

As of June 30, 2022, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals for the six months ended June 30, 2022.

9.	Risk management

Foreign Exchange Risk

The Group’s revenues are predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses are also denominated in RMB. The Group’s reporting and functional currency is the U.S. dollar. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollars will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2022, the Group did not hold any financial instruments for hedging purposes.

Interest Rate Risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest- earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

8

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of June 30, 2022:

Function	Number of Employees
Research and development	1,756
Sales and marketing	493
General and administrative, and others	173

Total	2,422

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third- party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors”) is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

After the Listing, we have complied with all the code provisions of the Corporate Governance Code as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

9

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend splitting the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Class A ordinary shares of the Company were only listed on the Stock Exchange on July 5, 2022, since which time the Model Code has been applicable to the Company.

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code since the Listing Date up to the date of this announcement.

Audit Committee

The audit committee of the Company (the “Audit Committee”) comprises three independent non- executive Directors, being Mr. HUANG Sidney Xuande, Mr. QIU Changheng and Mr. KUOK Meng Xiong (alias GUO Mengxiong), with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2022 and has met with the independent auditor of the Company, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity .

10

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

During the six months ended June 30, 2022, the Company repurchased approximately 16.1 million of ADSs representing the same number of Class A ordinary shares of the Company from the open market for a total consideration of approximately US$55.0 million pursuant to the share repurchase program announced on August 30, 2021.

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange since the Listing Date up to the date of this announcement.

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Stock Exchange. The net proceeds from the global offering were approximately HK$70.0 million. As of the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the Prospectus. To the extent that net proceeds are not immediately used for the intended use and to the extent permitted by the relevant law and regulations, the Company will place the net proceeds as short- term deposits only at licensed banks or financial institutions. For details of the breakdown of the use of proceeds, please refer to the 2022 Interim Report to be published in due course.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2022.

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2022 and up to the date of this announcement.

Publication of Interim Results Announcement and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The 2022 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

11

About Tuya Inc.

Tuya Inc. is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non- GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP measures excluding the impact of share-based compensation expenses from the respective GAAP measure. The Company presents the non-GAAP financial measure because it is used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of its operating performance.

Non-GAAP measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Tuya’s non-GAAP financial measures to the most comparable U.S. GAAP measures are included at the end of this announcement.

12

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 29, 2022

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors, Ms. HONG Jing as non-executive Director and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

13

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND JUNE 30, 2022

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
		2021	2022
	Note	US$	US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		963,938	599,213
Restricted cash		638	–
Short-term investments		102,134	352,300
Accounts receivable, net	7	32,701	23,571
Notes receivable		1,393	3,978
Inventories, net		62,582	57,152
Prepayments and other current assets		27,882	18,115

Total current assets		1,191,268	1,054,329

Non-current assets:
Property, equipment and software, net		6,805	5,301
Operating lease right-of-use assets, net		22,181	13,956
Long-term investments		26,078	26,562
Other non-current assets		1,818	1,474

Total non-current assets		56,882	47,293

Total assets		1,248,150	1,101,622

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	12,212	14,945
Advance from customers		31,088	30,396
Deferred revenue, current		9,254	7,407
Accruals and other current liabilities		50,847	32,858
Lease liabilities, current		5,697	4,918

Total current liabilities		109,098	90,524

14

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND JUNE 30, 2022

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of	As of
		December 31,	June 30,
		2021	2022
	Note	US$	US$
			(Unaudited)
Non-current liabilities:
Lease liabilities, non-current		16,048	8,413
Deferred revenue, non-current		859	587
Other non-current liabilities		8,484	8,560

Total non-current liabilities		25,391	17,560

Total liabilities		134,489	108,084

Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 600,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 491,846,560 shares issued as of December 31, 2021 and June 30, 2022, respectively; 480,241,752 and 466,313,734 shares outstanding as of December 31, 2021 and June 30, 2022,respectively)		25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized as of December 31,2021 and June 30, 2022 respectively; 79,400,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)		4	4
Treasury stock (US$0.00005 par value; 11,604,808 and 25,532,826 shares as of December 31, 2021 and June 30, 2022, respectively)		(46,930)	(94,873)
Additional paid-in capital		1,526,140	1,553,978
Accumulated other comprehensive income/(loss)		2,320	(6,876)
Accumulated deficit		(367,898)	(458,720)

Total shareholders’ equity		1,113,661	993,538

Total liabilities and shareholders’ equity		1,248,150	1,101,622

15

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
	Note	June 30, 2021	June 30, 2022
Revenue	3	141,531	117,871
Cost of revenue		(82,446)	(68,281)

Gross profit		59,085	49,590
Operating expenses:
Research and development expenses		(77,366)	(84,809)
Sales and marketing expenses		(35,800)	(30,339)
General and administrative expenses		(32,354)	(35,160)
Other operating incomes, net		3,640	5,776

Total operating expenses		(141,880)	(144,532)

Loss from operations		(82,795)	(94,942)
Other income/(loss)
Other non-operating incomes, net		653	1,347
Financial income, net		3,890	1,549
Foreign exchange (loss)/gain, net		(143)	1,526

Loss before income tax expense		(78,395)	(90,520)
Income tax expense	4	(268)	(302)

Net loss		(78,663)	(90,822)

Net loss attributable to Tuya Inc.		(78,663)	(90,822)

Net loss attribute to ordinary shareholders		(78,663)	(90,822)

16

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
	Note	June 30, 2021	June 30, 2022
Net loss		(78,663)	(90,822)

Other comprehensive income/(loss)
Changes in fair value of long-term investments		–	(1,146)
Foreign currency translation		369	(8,050)

Total comprehensive loss attributable to Tuya Inc.		(78,294)	(100,018)

Net loss attributable to Tuya Inc.		(78,663)	(90,822)

Net loss attributable to ordinary shareholders		(78,663)	(90,822)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	6	415,359,514	553,471,745

Net loss per share attributable to ordinary shareholders, basic and diluted	6	(0.19)	(0.16)

Share-based compensation expenses were included in:
Research and development expenses		6,801	7,582
Sales and marketing expenses		3,621	3,500
General and administrative expenses		21,371	23,744

17

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
	Note	June 30, 2021	June 30, 2022
Net cash used in operating activities		(26,842)	(56,973)
Net cash used in investing activities		(152,734)	(254,789)
Net cash generated from/(used in) financing activities		1,104,850	(48,645)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		808	(4,956)

Net increase/(decrease) in cash and cash equivalents, restricted cash		926,082	(365,363)

Cash and cash equivalents, restricted cash at the beginning of period		158,955	964,576

Cash and cash equivalents, restricted cash at the end of period		1,085,037	599,213

18

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as- a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud- based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart device distribution”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. All rights and obligations, clause, and terms regarding VIE accounting and consolidation basis remained the same. The VIE continues to be under Wang Xueji’s control during the periods presented.

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the six months ended June 30, 2021 and 2022.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2022, results of operations and cash flows for the six months ended June 30, 2022 and 2021. The consolidated balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2021. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2022 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

19

3.	REVENUES

The Group’s revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six months Ended June 30,
	2021	2022
	US$	US$
	(Unaudited)	(Unaudited)
IoT PaaS	126,702	89,364
Smart device distribution	9,143	15,568
SaaS and others	5,686	12,939

Total revenue	141,531	117,871

4.	TAXATION

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new CIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in 2018. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The WFOE renewed its “High- tech Enterprise” certificate in 2021, which allowed it to apply an income tax rate of 15% for the three years ended December 31, 2022, 2023 and 2024.

20

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong is a local tax resident and owns directly at least 25% of the shares of the FIE, and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2021 and June 30, 2022 (unaudited), the Company did not record any withholding tax on the retained earnings of its subsidiaries and the VIE in the PRC as the Group does not have any plan to require its PRC subsidiaries and the VIE to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2021 and 2022.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Composition of income tax expense

The components of loss before tax are as follow:

	Six months Ended June 30,
	2021	2022
	US$	US$
	(Unaudited)	(Unaudited)
Loss before tax
Loss from PRC entities	68,407	83,128
Loss from overseas entities	9,988	7,392

Total loss before tax	78,395	90,520

21

	Six months Ended June 30,
	2021	2022
	US$	US$
	(Unaudited)	(Unaudited)
Current income tax expense	268	302
Deferred income tax	-	-

Total income tax expense	268	302

Reconciliation of the differences between statutory tax rate and the effective tax rate.

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Six months Ended June 30,
	2021 (Unaudited)	2022 (Unaudited)
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	-2.1%	-0.8%
Effect of preferential tax rate for qualified HNTE entities(1)	0.9%	-5.5%
Additional deduction for research and development expenditures	6.6%	6.0%
Share-based compensation	-9.0%	-8.5%
Permanent book-tax differences	3.9%	0.1%
Change in valuation allowance(2)	-25.6%	-16.4%

Effective tax rates	-0.3%	-0.3%

(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2)	Valuation allowance for the six months ended June 30, 2021 (unaudited) and 2022 (unaudited) are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

5.	DIVIDENDS

The board of directors of the Company did not recommend the distribution of any interim dividend for the six months ended June 30, 2022 and 2021. No dividend was paid for the six months ended June 30, 2022 and 2021.

22

6.	BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the six months ended June 30, 2021 and 2022 are calculated as follows:

	Six months Ended June 30,
	2021	2022
	US$	US$
	(Unaudited)	(Unaudited)
Basic and diluted net loss per share calculation Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(78,663)	(90,822)

Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	415,359,514	553,471,745

Net loss per share attributable to ordinary shareholders:
– Basic and Diluted	(0.19)	(0.16)

7.	ACCOUNTS RECEIVABLE, NET

	As of December 31,	As of June 30,
	2021	2022
	US$	US$
		(Unaudited)
Accounts receivable, gross	34,345	25,102
Less: allowance for doubtful accounts	(1,644)	(1,531)

Total accounts receivable, net	32,701	23,571

The Group recorded the allowance for doubtful accounts of US$352 (unaudited) and a reverse of allowance of US$31 (unaudited) for the six months ended June 30, 2021 and 2022, respectively.

An aging analysis based on relevant invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2021 US$	2022 US$
		(Unaudited)
0-3 months	29,962	10,058
3-6 months	1,279	2,599
6-12 months	1,444	10,914
Over 1 year	1,660	1,531

Total accounts receivable, gross	34,345	25,102

23

8.	ACCOUNTS PAYABLE

	As of	As of
	December 31,	June 30,
	2021 US$	2022 US$
(Unaudited)
Total accounts payable	12,212	14,945

An aging analysis based on relevant invoice dates is as follows:

	As of	As of
	December 31,	June 30,
	2021 US$	2022 US$
		(Unaudited)
0-3 months	11,493	14,080
3-6 months	209	547
6-12 months	215	261
Over 1 year	295	57

Total accounts payable	12,212	14,945

24

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2021	June 30, 2022
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(77,366)	(84,809)
Add: Share-based compensation	6,801	7,582
Adjusted Research and development expenses	(70,565)	(77,227)

Sales and marketing expenses	(35,800)	(30,339)
Add: Share-based compensation	3,621	3,500
Adjusted Sales and marketing expenses	(32,179)	(26,839)

General and administrative expenses	(32,354)	(35,160)
Add: Share-based compensation	21,371	23,744
Adjusted General and administrative expenses	(10,983)	(11,416)

Reconciliation of loss from operations to non-GAAP loss from operations Loss from operations	(82,795)	(94,942)
Add: Share-based compensation expenses	31,793	34,826
Non-GAAP Loss from operations	(51,002)	(60,116)

Non-GAAP Operating margin	(36.0)%	(51.0)%

Reconciliation of net loss to non-GAAP net loss Net loss	(78,663)	(90,822)
Add: Share-based compensation expenses	31,793	34,826
Non-GAAP Net loss	(46,870)	(55,996)

Non-GAAP Net margin	(33.1)%	(47.5)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	415,359,514	553,471,745

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.11)	(0.10)

25